SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 9, 2012

 Commission File Number: 333-130901

 MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 9, 2012.

Buenos Aires, April 9 th 2012

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

25 de mayo 175, 3er. Piso

Buenos Aires

Re.: Informs Relevant Event. Compliance with Section 2, Chapter XXI of Book 6 of the Rules & Regulations issued by Comisión Nacional de Valores.

I write to Comisión Nacional de Valores (“CNV”), in compliance with Section 2 of Chapter XXI of Book 6 of the Rules & Regulations issued by CNV (General Resolution No. 368 – T.O. 2001), in connection with the General and Special Shareholders’ Meeting to be held by Banco Macro S.A. (hereinafter the “Bank”) next April 16th of the current year.

In that regard, please be advised that on the date hereof the Bank received a notice sent by the Administración Nacional de Seguridad Social (“A.N.Se.S”), informing its decision to vote on a cumulative basis under the terms of section 263 and 289 of the Argentine Business Companies Act No. 19550, in connection with the appointment of the Bank’s regular and alternate directors and regular and alternate syndics. Please find attached hereto the above mentioned notice.

Sincerely,

ANSES

Ministry of Labor, Employment and Social Security Affairs

Notice SEOFGS No. 8810/2012

Buenos Aires, 9 April 2012

To

BANCO MACRO S.A.

Re.: BANCO MACRO S.A. – General and Special Shareholders’ Meeting – 04-16-2012, 11 am

Reference is made to the General and Special Shareholders’ Meeting of BANCO MACRO S.A. (hereinafter referred to as the “Company”) called for April 16th 2012, at 11 am and to be held at Sarmiento 447, City of Buenos Aires.

In that connection, and pursuant to the provisions set forth in sections 263 and 289 of the Argentine Business Company Law No. 19550, please be advised and take due notice that we intend to exercise the right to vote on a cumulative basis for the election of the directors and syndics of the Company in accordance with the relevant items of the Agenda as included in the notice of the above mentioned meeting, that read as follows: “10) Determination of the number and appointment of five regular directors to hold office for three fiscal years. Determination of the number and appointment of alternate directors to hold office for three fiscal years. 11) Determination of the number and appointment of the regular and alternate members of the audit committee to hold office for one fiscal year”.

For that purpose, please find below the shareholding with which we shall exercise the above described right, which consist of: one hundred eighty two million six hundred twenty five thousand five hundred and sixty (182,655,560) class “B” common book-entry shares of par value ONE argentine peso (AR $1) each and entitled to one vote per share, representing 30.72% of the Company’s capital stock and votes pursuant to Sect. 284 of Law No. 19550, and 28.57% of the Company’s total votes.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 9, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director